January 14, 2005

Via Facsimile (801) 363-2597 and U.S. Mail

Jimmy Lee
President
The Flooring Zone, Inc.
3219 Glynn Avenue
Brunswick, Georgia 31520

	Re:	The Flooring Zone Inc.
      Form SB-2, amendment number 2, filed December 23, 2004
      File No. 333-119234

Dear Mr. Lee:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement cover page

1. Please reconcile the amount shown here for your registration fee of $2,534 with your disclosure in part II "Other Expenses of Issuance and Distribution" of $1,840. Revise as necessary.

MD&A
Results of Operations, pages 24-30

2. We note your response to our previous comment 9 concerning salaries paid to installers. We have the following comments:
* Supplementally quantify for us the dollar amount of salaries and benefits included in general and administrative expenses for your in-house installation staff for both the three and nine months ended September 30, 2004.
* It is still unclear to us why you consider salaries and benefits related to your installation staff to be part of your general and administrative expenses instead of part of your cost of sales, given that installation services are a service that is sold to your retail customers. Please provide us with additional insight into this matter.
* Supplementally tell us how you recorded the revenues and costs related to installation services that were contracted to third parties. Please quantify these amounts for us for each period for which you present an income statement in your Form SB-2. Tell us what consideration you have given to EITF 99-19 in this matter.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct questions regarding accounting comments to Jennifer Thompson at (202) 824-5259, or in her absence, to Anne McConnell at (202) 942-1795. Direct questions on other disclosure issues to Lesli Sheppard at (202) 942-1887. In this regard, please do not hesitate to contact the undersigned at (202) 942-1950.

Sincerely,



      Pamela A. Long
      Assistant Director

cc:	Ronald L. Poulton, Esq.
	Poulton & Yordan
	136 East South Temple, Suite 1700-A
	Salt Lake City, UT 84111

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Jimmy Lee
The Flooring Zone, Inc.
January 15, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE